The Vantagepoint Funds
Attachment Filed in Response to Form N-SAR Sub-Item 77E /Legal Proceedings Dated as of June 30, 2004

In connection with this N-SAR filing, the following summary describes the only litigation in which the registrant was engaged: First Pacific Advisers vs. The Vantagepoint Funds and Vantagepoint Investment Advisers, LLC.

First Pacific Advisers ("FPA") was a subadviser that was terminated. They filed a lawsuit against Vantagepoint Investment Advisers, LLC ("VIA") and The Vantagepoint Funds (" VP Funds") claiming that they were due an additional 30 days worth of advisory fees under their contract. The VIA/VP Funds position was that assets can be reallocated at any time, as specified in the contract, and that once a reallocation has occurred, no additional advisory fees are due since the subadviser is not managing those assets.

The amount in question was approximately $180,000. These proceedings were instituted in the U.S. District Court for the Southern District of California on January 2, 2002. VIA has undertaken to assume all of the expenses and any losses associated with this litigation, so there is no possibility that the VP Funds would sustain a loss.

In December 2003, the Court granted the VIA/VP Funds motion for summary judgment, and the case has been dismissed. FPA has appealed this ruling.